CUSIP No. 804120202	Page 1 of 22 Pages

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. _)

Saucony, Inc.
(Name of Issuer)

Class B Common Stock
(Title of Class of Securities)

804120202
(CUSIP Number)

May 22, 2003
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Page 1 of 22 Pages

CUSIP No. 804120202	Page 2 of 22 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ENTRUST CAPITAL INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 397621
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 397621
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9.72%
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.72%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 804120202	Page 3 of 22 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ENTRUST PARTNERS LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 397621
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 397621
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9.72%
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.72%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 804120202	Page 4 of 22 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ENTRUST PARTNERS OFFSHORE LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 397621
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 397621
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9.72%
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.72%
12	TYPE OF REPORTING PERSON IA

CUSIP No. 804120202	Page 5 of 22 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ENTRUST CAPITAL WATERS FUND LTD.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 397621
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 397621
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9.72%
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.72%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 804120202	Page 6 of 22 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ENTRUST DEDICATED FUND, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 397621
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 397621
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9.72%
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.72%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 804120202	Page 7 of 22 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ENTRUST CAPITAL PARTNERS LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 397621
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 397621
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9.72%
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.72%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 804120202	Page 8 of 22 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ENTRUST CAPITAL PARTNERS II LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 397621
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 397621
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9.72%
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.72%
12	TYPE OF REPORTING PERSON PN

CUSIP No. 804120202	Page 9 of 22 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GREGG HYMOWITZ

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 397621
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 397621
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9.72%
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.72%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 804120202	Page 10 of 22 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MARK FIFE

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 397621
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 397621
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9.72%
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.72%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 804120202	Page 11 of 22 Pages

1	NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MICHAEL HOROWITZ

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (b) [ ]
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 397621
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 397621
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9.72%
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.72%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 804120202	Page 12 of 22 Pages

Item 1.	(a).	Name of Issuer: SAUCONY, INC.

	(b).	Address of Issuer's Principal Executive Offices:

13 Centennial Drive Peabody, MA 01960

Item 2.	(a).	Name of Persons Filing:

This Statement is being filed jointly by (i) EnTrust Capital Inc., a Delaware corporation ("EnTrust"); (ii) EnTrust Partners LLC, a Delaware limited liability company ("Partners"); (iii) EnTrust Partners Offshore LLC, a Delaware limited liability company ("Offshore"); (iv) EnTrust Capital Waters Fund Ltd., an exempted company organized under the laws of the Cayman Islands ("Waters Fund"); (v) EnTrust Dedicated Fund, LP, a Delaware limited partnership ("Dedicated Fund"); (vi) EnTrust Capital Partners LP, a Delaware limited partnership ("Partners Fund"); (vii) EnTrust Capital Partners II LP, a Delaware limited partnership ("Partners II Fund"); (viii) Mr. Gregg Hymowitz, who serves as a managing member of Partners and Offshore, and as a principal owner of EnTrust; (ix) Mr. Mark Fife, who serves as a managing member of Partners and Offshore, and as a principal owner of EnTrust; and (x) Mr. Michael Horowitz, who serves as a managing member of Partners and Offshore, and as a principal owner of EnTrust. EnTrust, Partners, Offshore, Waters Fund, Dedicated Fund, Partners Fund, Partners II Fund, Gregg Hymowitz, Mark Fife and Michael Horowitz are sometimes also referred to herein individually as a "Reporting Person" and collectively as "Reporting Persons".

(b).	Address of Principal Business Office for Each of the Above:

(i) EnTrust Capital Inc. -- The address of EnTrust's principal business and principal office is 717 Fifth Avenue, New York, NY 10022.
(ii) EnTrust Partners LLC -- The address of Partners' principal business and principal office is 717 Fifth Avenue, New York, NY 10022.
(iii) EnTrust Partners Offshore LLC -- The address of Offshore's principal business and principal office is 717 Fifth Avenue, New York, NY 10022.
(iv) EnTrust Capital Waters Fund Ltd. -- The address of Waters
Fund's principal business and principal office is 717 Fifth Avenue, New York, NY 10022.
(v) EnTrust Dedicated Fund, LP -- The address of Dedicated
Fund's principal business and principal office is 717 Fifth Avenue, New York, NY 10022.
(vi) EnTrust Capital Partners LP -- The address of Partners Fund's principal business and principal office is 717 Fifth Avenue, New York, NY 10022.

CUSIP No. 804120202	Page 13 of 22 Pages

(vii)	EnTrust Capital Partners II LP -- The address of Partner's II
Fund's principal business and principal office is 717 Fifth Avenue, New York, NY 10022.
(viii)	Gregg Hymowitz -- Mr. Hymowitz's principal address is 717 Fifth
Avenue, New York, NY 10022.
(ix)	Mark Fife -- Mr. Fife's principal address is 717 Fifth Avenue,
New York, NY 10022.
(x)	Michael Horowitz -- Mr. Horowitz's principal address is 717 Fifth
Avenue, New York, NY 10022.
	(c).	Citizenship or Place of Organization:

EnTrust, Partners, Offshore, Dedicated Fund, Partners Fund and Partners II Fund
are organized under the laws of Delaware. Waters Fund is organized under the laws of the Cayman Islands. Messrs. Hymowitz, Horowitz and Fife are United States citizens.

	(d).	Title of Class of Securities: Class B Common Stock[1]

	(e).	CUSIP Number: 804120202

Item 3.	If this Statement is Filed Pursuant to Rules 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[ ] Broker or dealer registered under Section 15 of the Exchange Act;
(b)	[ ] Bank as defined in Section 3(a)(6) of the Exchange Act;

[1]	The Class B Common Stock ("Class B Shares") are generally non-voting, except that they are entitled to vote on any amendments to Saucony Inc.'s Articles of Organization which, if adopted, would alter or change the powers, preferences or special rights of the Class B Shares so as to affect them adversely. The Class B Shares are not entitled to vote on the election of directors. The Reporting Persons believe that the Class B Shares should be treated as non-voting securities pursuant to Rule 13d-1(i) because of the limited voting rights associated with such class. As a non-voting security, no filing pursuant to Rule 13d-1(b) is required. This filing is being made in the event it should be determined that the Class B Shares are voting securities. Nothing contained in this filing shall be deemed an admission by the Reporting Persons that the Class B Shares are voting securities for purposes of Rule 13d-1(i).

CUSIP No. 804120202	Page 14 of 22 Pages

(c)	[ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d)	[ ] Investment company registered under Section 8 of the Investment Company Act;
(e)	[ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	[ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	[ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	[ ] A savings associations as defined in Section 3(b) of the
Federal Deposit Insurance Act;
(i)	[ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;
(j)	[X] Group, in accordance with Rule 13d-1(b)(1) (ii)(J).[2]

Item 4.	Ownership.

	(a).	Amount beneficially owned:

		(i)	EnTrust Capital Inc.[3]	397621

		(ii)	EnTrust Partners LLC[4]	397621

		(iii)	EnTrust Partners Offshore LLC[5]	397621

[2]	EnTrust, Partners and Offshore are registered investment advisers. Waters Fund, Dedicated Fund, Partners Fund and Partners II Fund are clients of the advisers. Messrs. Hymowitz, Fife or Horowitz are control persons of the investment advisers.
[3]

EnTrust Capital Inc. is the investment adviser to numerous managed accounts, subject to the overall control of the principal owners of EnTrust, Messrs. Hymowitz, Fife and Horowitz, and thus could be deemed to share the power to vote and dispose or direct the disposition of the Class B Shares.

[4]

EnTrust Partners LLC is the general partner and investment manager of Dedicated Fund, Partners Fund and Partners II Fund, subject to the overall control of the managing members, Messrs. Hymowitz, Fife and Horowitz, and thus could be deemed to share the power to vote and dispose or direct the disposition of the Class B Shares.

[5]

EnTrust Partners Offshore LLC is the investment manager of Waters Fund, subject to the overall control of the managing members, Messrs. Hymowitz, Fife and Horowitz, and thus could be deemed to share the power to vote and dispose or direct the disposition of the Class B Shares.

CUSIP No. 804120202	Page 15 of 22 Pages

(iv)	EnTrust Capital Waters Fund Ltd.[6]	397621

(v)	EnTrust Dedicated Fund, LP7	397621

(vi)	EnTrust Capital Partners LP8	397621

(vii)	EnTrust Capital Partners II LP9	397621

(viii)	Gregg Hymowitz[10]	397621

(ix)	Mark Fife[11]	397621

(x)	Michael Horowitz[12]	397621

(b).	Percentage of class:

	(i)	EnTrust Capital Inc.	9.72%

______________________

[6]

Offshore is the investment manager of Waters Fund, subject to the overall control of the managing members, Messrs. Hymowitz, Fife and Horowitz, and thus could be deemed to share the power to vote and dispose or direct the disposition of the Class B Shares.

[7]

EnTrust Partners LLC is the general partner and investment manager of Dedicated Fund, subject to the overall control of the managing members, Messrs. Hymowitz, Fife and Horowitz, and thus could be deemed to share the power to vote and dispose or direct the disposition of the Class B Shares.

[8]

EnTrust Partners LLC is the general partner and investment manager of Partners Fund, subject to the overall control of the managing members, Messrs. Hymowitz, Fife and Horowitz, and thus could be deemed to share the power to vote and dispose or direct the disposition of the Class B Shares.

[9]

EnTrust Partners LLC is the general partner and investment manager of Partners II Fund, subject to the overall control of the managing members, Messrs. Hymowitz, Fife and Horowitz, and thus could be deemed to share the power to vote and dispose or direct the disposition of the Class B Shares.

[10]

Gregg Hymowitz is a managing member of Partners and Offshore, and a principal owner of EnTrust, and thus could be deemed to share the power to vote and dispose or direct the disposition of the Class B Shares.

[11]

Mark Fife is a managing member of Partners and Offshore, and a principal owner of EnTrust, and thus could be deemed to share the power to vote or dispose or direct the disposition of the Class B Shares.

[12]

Michael Horowitz is a managing member of Partners and Offshore, and a principal owner of EnTrust, and thus could be deemed to share the power to vote or dispose of or direct the disposition of the Class B Shares.

CUSIP No. 804120202	Page 16 of 22 Pages

(ii)	EnTrust Partners LLC	9.72%

(iii)	EnTrust Partners Offshore LLC	9.72%

(iv)	EnTrust Capital Waters Fund Ltd.	9.72%

(v)	EnTrust Dedicated Fund, LP	9.72%

(vi)	EnTrust Capital Partners LP	9.72%

(vii)	EnTrust Capital Partners II LP	9.72%

(viii)	Gregg Hymowitz	9.72%

(ix)	Mark Fife	9.72%

(x)	Michael Horowitz	9.72%

(c).	Number of shares as to which such person has:

	(1)	Sole power to vote or to direct the vote:

	(i)	EnTrust Capital Inc.	0

	(ii)	EnTrust Partners LLC	0

	(iii)	EnTrust Partners Offshore LLC	0

	(iv)	EnTrust Capital Waters Fund Ltd.	0

	(v)	EnTrust Dedicated Fund, LP	0

	(vi)	EnTrust Capital Partners LP	0

	(vii)	EnTrust Capital Partners II LP	0

(viii)	Gregg Hymowitz	0

(ix)	Mark Fife	0

(x)	Michael Horowitz	0

(2)	Shared power to vote or to direct the vote:

(i)	EnTrust Capital Inc.	397621

CUSIP No. 804120202	Page 17 of 22 Pages

(ii)	EnTrust Partners LLC	397621

(iii)	EnTrust Partners Offshore LLC	397621

(iv)	EnTrust Capital Waters Fund Ltd.	397621

(v)	EnTrust Dedicated Fund, LP	397621

(vi)	EnTrust Capital Partners LP	397621

(vii)	EnTrust Capital Partners II LP	397621

(viii)	Gregg Hymowitz	397621

(ix)	Mark Fife	397621

(x)	Michael Horowitz	397621

(3)	Sole power to dispose or to direct the disposition of :

(i)	EnTrust Capital Inc.	0

(ii)	EnTrust Partners LLC	0

(iii)	EnTrust Partners Offshore LLC	0

(iv)	EnTrust Capital Waters Fund Ltd.	0

(v)	EnTrust Dedicated Fund, LP	0

(vi)	EnTrust Capital Partners LP	0

(vii)	EnTrust Capital Partners II LP	0

(viii)	Gregg Hymowitz	0

(ix)	Mark Fife	0

(x)	Michael Horowitz	0

CUSIP No. 804120202	Page 18 of 22 Pages

(4)	Shared power to dispose or to direct the disposition of:

(i)	EnTrust Capital Inc.	397621

(ii)	EnTrust Partners LLC	397621

(iii)	EnTrust Partners Offshore LLC	397621

(iv)	EnTrust Capital Waters Fund Ltd.	397621

(v)	EnTrust Dedicated Fund, LP	397621

(vi)	EnTrust Capital Partners LP	397621

(vii)	EnTrust Capital Partners II LP	397621

(viii)	Gregg Hymowitz	397621

(ix)	Mark Fife	397621

(x)	Michael Horowitz	397621

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

The Class B Shares owned by EnTrust, Partners, Offshore, Waters Fund,

Dedicated Fund, Partners Fund, Partners II Fund and Messrs. Hymowitz, Fife and Horowitz are beneficially owned by EnTrust (on behalf of numerous managed accounts advised by EnTrust), Partners (on behalf of Dedicated Fund, Partners Fund and Partners II Fund) and Offshore (on behalf of Waters Fund). EnTrust, Partners, Offshore, Waters Fund, Dedicated Fund, Partners Fund and Messrs. Hymowitz, Fife and Horowitz individually beneficially own less than 5% of the Class B Shares. Each of EnTrust, Partners, Offshore, Waters Fund, Dedicated Fund, Partners Fund, Partners II Fund and Messrs. Hymowitz, Fife and Horowitz may be deemed to possess the power to vote and dispose or direct the disposition of the Class B Shares.

Item 7.	Identification and Classification of Subsidiaries which Acquired the Security Being
Reported on by the Parent Holding Company:

Not Applicable.

CUSIP No. 804120202	Page 19 of 22 Pages

ITEM 8.	Identification and Classification of Members of the Group:

See Item 2 and Footnotes to Item 4.

ITEM 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
ENTRUST CAPITAL INC.

Date: March 22, 2005	By /S/ Jill Zelenko
Jill Zelenko, Chief Financial Officer of
EnTrust Capital Inc.

ENTRUST PARTNERS LLC

Date: March 22, 2005	By /S/ Gregg Hymowitz
Gregg Hymowitz, managing member

ENTRUST PARTNERS OFFSHORE LLC

Date: March 22, 2005	By /S/ Gregg Hymowitz
Gregg Hymowitz, managing member

ENTRUST CAPITAL WATERS FUND LTD.

Date: March 22, 2005	By /S/ Gregg Hymowitz
Gregg Hymowitz, managing member of EnTrust
Partners Offshore LLC, investment manager

CUSIP No. 804120202	Page 20 of 22 Pages

ENTRUST DEDICATED FUND, LP

Date: March 22, 2005	By /S/ Gregg Hymowitz
Gregg Hymowitz, managing member of EnTrust
Partners LLC, general partner

ENTRUST CAPITAL PARTNERS LP

Date: March 22, 2005	By /S/ Gregg Hymowitz
Gregg Hymowitz, managing member of EnTrust
Partners LLC, general partner

ENTRUST CAPITAL PARTNERS II LP

Date: March 22, 2005	By /S/ Gregg Hymowitz
Gregg Hymowitz, managing member of EnTrust
Partners LLC, general partner

GREGG HYMOWITZ

Date: March 22, 2005	By /S/ Gregg Hymowitz

MARK FIFE

Date: March 22, 2005	By /S/ Mark Fife

MICHAEL HOROWITZ

Date: March 22, 2005	By /S/ Michael Horowitz

CUSIP No. 804120202	Page 21 of 22 Pages

EXHIBIT 1 -- AGREEMENT OF JOINT FILING

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that the foregoing statement on Schedule 13G/A, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the 22nd day of March, 2005.

ENTRUST CAPITAL INC.

Date: March 22, 2005	By /S/ Jill Zelenko
Jill Zelenko, Chief Financial Officer of
EnTrust Capital Inc.

ENTRUST PARTNERS LLC

Date: March 22, 2005	By /S/ Gregg Hymowitz
Gregg Hymowitz, managing member

ENTRUST PARTNERS OFFSHORE LLC

Date: March 22, 2005	By /S/ Gregg Hymowitz
Gregg Hymowitz, managing member

ENTRUST CAPITAL WATERS FUND LTD.

Date: March 22, 2005	By /S/ Gregg Hymowitz
Gregg Hymowitz, managing member of EnTrust
Partners Offshore LLC, investment manager

CUSIP No. 804120202	Page 22 of 22 Pages

ENTRUST DEDICATED FUND, LP

Date: March 22, 2005	By /S/ Gregg Hymowitz
Gregg Hymowitz, managing member of EnTrust
Partners LLC, general partner

ENTRUST CAPITAL PARTNERS LP

Date: March 22, 2005	By /S/ Gregg Hymowitz
Gregg Hymowitz, managing member of EnTrust
Partners LLC, general partner

ENTRUST CAPITAL PARTNERS II LP

Date: March 22, 2005	By /S/ Gregg Hymowitz
Gregg Hymowitz, managing member of EnTrust
Partners LLC, general partner

GREGG HYMOWITZ

Date: March 22, 2005	By /S/ Gregg Hymowitz

MARK FIFE

Date: March 22, 2005	By /S/ Mark Fife

MICHAEL HOROWITZ

Date: March 22, 2005	By /S/ Michael Horowitz